BD 10/1

SECUR 04013239 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONFIDENTIAL

SEI INVESTMENTS DISTRIBUTION COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks	Pennsylvania	19456
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou — (610) 676-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Maxine J. Chou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEI INVESTMENTS DISTRIBUTION COMPANY, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Maxine J. Chou

Chief Financial Officer
Title

Notary Public 2-23-04

Notarial Seal
Robin Kay Marchese, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Mar. 4, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To SEI Investments Distribution Company

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of SEI Investments Distribution Company and its subsidiaries (the "Company") at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 19, 2004

SEI Investments Distribution Company and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2003

(in thousands of dollars, except share data)

Assets	
Cash and cash equivalents	$ 2,825
Cash segregated in compliance with federal and other regulations	10,382
Receivables from customers, net of allowance for doubtful accounts of $40	947
Receivables from broker-dealers	840
Assets segregated at affiliate	43,099
Distribution fees receivable from affiliated funds	2,989
Distribution fees receivable from non-affiliated funds	729
Securities owned	
Marketable, at market value	71,761
Fixed assets, at cost, net of accumulated depreciation and amortization of $641	61
Receivable from parent	18,737
Deferred state income taxes	93
Other assets	718
Total assets	$ 153,181
Liabilities and Shareholder's Equity	
Distribution fees payable	$ 4,005
Bank overdraft	175
Payable to funds	43,099
Payable to clearing organizations	191
Securities sold not yet purchased	1
Other liabilities	6,177
Payable to customers	7,711
Total liabilities	61,359
Commitments and contingences	
Shareholder's equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	71,223
Cumulative translation adjustment	289
Total shareholder's equity	91,822
Total liabilities and shareholder's equity	$ 153,181

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2003

(in thousands of dollars)

Revenues	
Brokerage commissions	$ 60,089
Distribution fees	40,389
Repurchase agreement program fees	2,070
Dividends	310
	102,858
Expenses	
Research costs	27,011
Employee compensation and benefits	17,681
Royalty fees	8,173
Clearing fees	7,105
Sales promotion and travel	3,789
Occupancy and supplies	3,076
Consulting and professional fees	1,280
Depreciation and amortization	904
Other expenses	3,538
	72,557
Income before income tax	30,301
Income tax	13,338
Net income	$ 16,963

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries
Consolidated Statement of Shareholder's Equity
Year Ended December 31, 2003

(in thousands of dollars, except share data)	Common Stock Shares	Common Stock Amount	Capital in Excess of par Value	Retained Earnings	Cumulative Translation Adjustment	Total
Balance, December 31, 2002	1,000	$ 1	$ 5,309	$ 54,260	$ 267	$ 59,837
Contributed capital	-	-	15,000	-	-	15,000
Comprehensive income						
Net income	-	-	-	16,963	-	16,963
Cumulative translation adjustment	-	-	-	-	22	22
Total comprehensive income	-	-	-	16,963	22	16,985
Balance, December 31, 2003	1,000	$ 1	$ 20,309	$ 71,223	$ 289	$ 91,822

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2003

(in thousands of dollars)

Cash flows from operating activities	
Net income	$ 16,963
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	904
(Increase) decrease in operating assets	
Cash segregated in compliance with federal and other regulations	12,252
Receivables from customers, net	175
Assets segregated at affiliate	(43,099)
Receivables from broker-dealers	622
Distribution fees receivable from affiliated funds	(714)
Distribution fees receivable from non-affiliated funds	(421)
Securities owned, net	(66,561)
Receivable from parent	28,393
Increase (decrease) in operating liabilities	
Other	6,380
Distribution fees payable	4,005
Securities sold not yet purchased	(7)
Payable to affiliate	(681)
Payable to clearing organizations	191
Payable to customers	(4,920)
Payable to funds	33,066
Total adjustments	(30,415)
Net cash used in operating activities	(13,452)
Cash flows from investing activities	
Purchases of fixed assets	(9)
Net cash used in investing activities	(9)
Cash flows from financing activities	
Contributed capital	15,000
Net cash provided by financing activities	15,000
Net increase in cash and cash equivalents	1,539
Cash and cash equivalents, beginning of year	1,286
Cash and cash equivalents, end of year	$ 2,825
Taxes paid	$ 775
Interest paid	-

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Organization and Nature of Business

SEI Investments Distribution Company (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI). SIDCO serves as an introducing broker registered with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs) and acts as an intermediary between institutional clients and dealers in government securities in effecting, rolling over, and redeeming repurchase agreement transactions.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SIDCO and its wholly owned subsidiaries, SEI Capital Limited and SEI Inc. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO records commissions on a settlement date basis, the result of which is not materially different from a trade date basis. Fees earned and not received are recorded in Receivables from broker-dealers on the accompanying Consolidated Statement of Financial Condition.

Distribution fees and repurchase agreement program fees revenues are recognized in the period in which the services are performed and are collected in cash. Fees earned and not received are recorded in Distribution fees receivable from affiliated and non-affiliated funds on the accompanying Consolidated Statement of Financial Condition. Distribution fees are offset by payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services. Distribution fees on the accompanying Consolidated Statement of Operations are net of $76,443 of these payments in 2003.

Cash Segregated in Compliance with Federal and Other Regulations

SIDCO maintains special reserve accounts at a financial institution for the benefit of its customers. Cash of $10,382 has been segregated in these accounts in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Payable to customers on the Consolidated Statement of Financial Condition represents primarily soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

Marketable Securities Owned

Securities owned on the accompanying Consolidated Statement of Financial Condition include $71,752 invested in Daily Income Trust, an open-ended registered investment company (money market funds) managed by SEI Investment Management Corporation (SIMC), a wholly owned subsidiary of SEI.

Fixed Assets
Fixed assets consist of the following at December 31, 2003:

		Estimated Useful Lives *(in years)*
Purchased software	$ 310	3
Furniture and fixtures	392	3
	702	
Less: Accumulated depreciation	(641)	
	$ 61	

Fixed assets are recorded at historical cost. Depreciation and amortization of fixed assets are computed using the straight-line method over the estimated useful lives for financial accounting purposes, while accelerated methods are used for income tax purposes.

Foreign Currency Translation
Assets and liabilities of the Canadian subsidiaries are translated into U.S. dollars using the current rate of exchange at year-end. The results of operations are translated at the average daily exchange rates. All foreign currency transaction gains and losses are included in comprehensive income in the period in which they occur.

Cash and Cash Equivalents
For financial statement purposes, SIDCO considers investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(in thousands of dollars)

Comprehensive Income

SIDCO reports comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with equal prominence as other financial statements.

	Foreign Currency Translation Adjustment
Beginning balance	$ 267
Current period change	22
Ending balance	$ 289

Comprehensive income, after reflecting the gains from foreign currency translation of $22 was $16,985 in 2003.

3. Net Capital Requirements

As a broker-dealer, SIDCO is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2003 SIDCO's net capital was $63,328 compared to the minimum required capital of $4,258, which represents excess net capital of $59,070. As of December 31, 2003 SIDCO had an aggregate indebtedness to net capital ratio of 1.01 to 1.

4. Income Taxes

SIDCO accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

The results of operations of SIDCO are included in the consolidated federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. The principal temporary differences relate to the timing of recognition of certain revenue and certain accruals and reserves not currently deductible for tax purposes.

(in thousands of dollars)

Income tax expense consists of the following:

Current	
Federal	$ 9,542
State	2,856
	12,398
Deferred	
Federal	726
State	214
	940
	$ 13,338

The federal and unitary state income tax expense was calculated by multiplying SEI's federal and unitary state effective income tax rates by SIDCO's taxable income. SIDCO also provided income taxes on a separate company basis for states which do not allow a unitary filing. The provision recorded approximates SIDCO's current and deferred tax expense had SIDCO filed a separate tax return.

Pre-tax income was generated by domestic and foreign operations as follows:

Domestic income	$ 30,245
Foreign income	18
Total pre-tax income	$ 30,263

The effective income tax rate differs from the federal income tax statutory rate for the following reasons:

Statutory rate	35.00 %
State taxes, net of federal tax expense	7.15 %
Items not deductible for tax purposes	1.92 %
	44.07 %

At December 31, 2003, the current deferred income tax assets are $794 and long-term deferred tax liabilities are $375. Of these amounts, $93 of deferred state income taxes is shown on the accompanying Consolidated Statement of Financial Condition and relates to states in which a unitary filing is not allowed. The remaining amounts have been settled with the parent through intercompany charges. At December 31, 2003, there are $650 of income tax receivables due from certain states, which are reflected in Receivable from parent on the accompanying Consolidated Statement of Financial Condition.

(in thousands of dollars)

The net deferred tax asset is comprised of the following:

Current deferred taxes	
Gross assets	$ 794
Gross liabilities	-
	794
Long-term deferred taxes	
Gross assets	935
Gross liabilities	(375)
	560
Valuation allowance	(935)
	$ 419

The valuation allowance against deferred tax assets at December 31, 2003 is related to limitations with regard to the Pennsylvania State net operating loss.

The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

Accruals and reserves not currently deductible for tax purposes	$ 378
Book/tax difference of recorded assets	(374)
Revenue recognized in different periods	415
	$ 419

5. Securities Transactions

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge SIDCO has no maximum amount and applies to all trades executed through the clearing broker, SIDCO believes there is no maximum amount assignable to this right. At December 31, 2003, SIDCO has recorded no liabilities with regard to the right. During 2003, SIDCO paid no amounts to the clearing brokers related to these guarantees.

(in thousands of dollars)

6. Commitments and Contingencies

SIDCO has several operating lease agreements, primarily for the rental of office space. Rental expense for 2003 under the leases was $283. These leases are month-to-month leases and, accordingly, there are no future aggregate minimum rental payments under the leases at December 31, 2003.

In the normal course of business, the Company is party to various claims as well as various regulatory examinations and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters will have a material adverse effect upon the Company's financial position or results of operations.

7. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is subject to certain management controls and policies maintained by its parent and is a party to various service agreements with affiliates of SEI. Accordingly, the financial position, results of operations, changes in shareholder's equity and cash flows of SIDCO presented in the preceding financial statements may have differed from those obtained if such relationships did not exist during the period presented.

SIDCO is a party to Distribution Agreements with several RICs, which are advised and/or administered by SIMC. SIDCO receives a fee from the RICs for distributing shares of the RICs. Distribution fees for 2003 were $39,790, net amounts paid to other financial institutions. Distribution fees receivable amounted to $2,989 and are reflected in Distribution fees receivables from affiliated funds on the accompanying Consolidated Statement of Financial Position.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, overhead, data processing, employee benefits, and other general and administrative expenses. Expenses shown in the Consolidated Statement of Operations include $23,090 of costs allocated from SEI and its affiliates. Certain costs are allocated by SIDCO to SEI and its affiliates for personnel, employee benefits and general and administrative expenses. Expenses shown in the Consolidated Statement of Operations exclude $52,541 of costs allocated from SIDCO to affiliates.

The net effect of intercompany transactions is reflected in receivable from parent on the accompanying Consolidated Statement of Financial Condition. Under an Administration Services and Assumption of Liabilities Agreement between SIDCO and SEI dated December 31, 1999 SEI agreed to assume all affiliates' liabilities related to SIDCO's operations. At December 31, 2003, accrued and unpaid expenses assumed totaled $7,545 and have been recorded in the Receivable from parent account on the accompanying Consolidated Statement of Financial Condition.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to eight percent of the revenues derived from the use of the SEI trademark. The payable of $1,578 to SEI Investments Developments, Inc. from SIDCO has been recorded in the Receivable from parent account on the accompanying Consolidated Statement of Financial Condition. Royalty fees in 2003 amounted to $8,173 and are reflected in royalty fees on the accompanying Consolidated Statement of Operations.

(in thousands of dollars)

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI Employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

The cost of these plans are included in the intercompany allocations disclosed above.

8. Concentration of Credit Risk

Brokerage commissions earned by SIDCO are received by various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SEI INVESTMENTS DISTRIBUTION COMPANY as of 12/31/03

COMPUTATION OF NET CAPITAL
(in thousands)

1. Total ownership equity from Statement of Financial Condition			$92,203	3480
2. Deduct ownership equity not allowable for Net Capital			(-)	3490
3. Total ownership equity qualified for Net Capital			92,203	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$92,203	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$27,439	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
D. Other deductions and/or charges - Excess Deductible - Bond		3610	(27,439)	3620
7. Other additions and/or allowable credits (List)			-	3630
8. Net capital before haircuts on securities positions			$64,764	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Stocks and warrants		3720		
4. Other securities	1,436	3732		
D. Undue Concentration		3650		
E. Other (List)		3736	(1,436)	3740
10. Net Capital			$63,328	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SEI INVESTMENTS DISTRIBUTION COMPANY as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
(in thousands)

Part A

11. Minimum net capital required (6-2/3% of line 19)			$4,257	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$100	3758
13. Net capital requirement (greater of line 11 or 12)			$4,257	3760
14. Excess net capital (line 10 less 13)			$59,070	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$56,941	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$63,870	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total aggregate indebtedness			$63,870	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line10)			%101	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less item 4880)			%101	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

(in thousands of dollars)

Receivables from broker dealers	$ 132
Receivable from customers, net	1,257
Distribution fees receivable from affiliated funds	2,989
Distribution fees receivable from non-affiliated funds	414
Receivable from parent	21,783
Fixed assets	61
Deferred state income taxes	93
Other assets	710
	$ 27,439

No material differences exist between the audited Computation of Net Capital (Schedule I) and the Computation of Net Capital included in the Company's unaudited December 31, 2003 FOCUS Part IIA filing.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SEI INVESTMENTS DISTRIBUTION COMPANY	as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (choose one only)

A. (k) (1)--$2.5 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)-- "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)--Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
N/A	4600		4601		4602		4603		4604		4605

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

SEI Investments Distribution Company and Subsidiaries
Reconciliation to Form X-17A-5 Part IIA
December 31, 2003 — Schedule III

(in thousands of dollars)

A reconciliation of the amounts reported herein to amounts reported by SIDCO on Part IIA of Form X-17A-5 filed with the Securities and Exchange Commission for the year ended December 31, 2003 is as follows:

Assets	Part II of Form X-17A-5	Additional Subsidiaries	Eliminations	Reclassification	Consolidated Financial Statements
Cash and cash equivalents	$ 3,200	$ 140	$ -	$ (515)	$ 2,825
Cash segregated	10,382	-	-	-	10,382
Receivables from customers	1,256	6	-	(315)	947
Receivables from broker-dealers	840	-	-	-	840
Assets segregated at affiliate	43,099	-	-	-	43,099
Receivables from non-customers	3,403	-	-	(3,403)	-
Distribution fee receivable from affiliated funds	-	-	-	2,989	2,989
Distribution fee receivable from non-affiliated funds	-	-	-	729	729
Dividends and interest receivable	42	-	-	(42)	-
Marketable securities	71,761	-	-	-	71,761
Investments available for sale	193	-	-	(193)	-
Deferred state income taxes	93	-	-	-	93
Receivable from parent	21,784	(3,047)	-	-	18,737
Fixed assets, net	61	-	-		61
Other assets	668	8	-	42	718
	$ 156,782	$ (2,893)	-	$ (708)	$ 153,181
Liabilities					
Accounts payable	$ 4,320	$ -	$ -	$(4,320)	$ -
Distribution fees payable	-	-	-	4,005	4,005
Overdraft	175	-	-	-	175
Payable to clearing organizations	43,290	-	-	(43,099)	191
Payable to funds	-	-	-	43,099	43,099
Payable to non-customers	2,514	-	(2,512)	(2)	-
Broker-dealer security sold not yet purchased - short position	747	-	-	(746)	1
Other liabilities	5,860	-	-	317	6,177
Payable to customers	7,711	-	-	-	7,711
	64,617	-	(2,512)	(746)	61,359
Shareholder's equity					
Common stock	1	798	(798)	-	1
Capital in excess of par value	20,309	-	-	-	20,309
Retained earnings	71,185	(3,310)	3,310	38	71,223
Cumulative translation adjustment	670	(381)	-	-	289
	92,165	(2,893)	2,512	38	91,822
	$ 156,782	$ (2,893)	$ -	$ (708)	$ 153,181

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To SEI Investments Distribution Company

In planning and performing our audit of the consolidated financial statements and supplemental schedules of SEI Investments Distribution Company and subsidiaries (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, except as described below, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

During 2003, the Company failed to completely and accurately record its activity in certain cash, brokerage and other accounts. In addition, the SEC informed the Company that it was not in compliance with the exemptive provisions of Rule 15c3-3 due to the manner in which it operated certain of these accounts. During 2003, the Company has recorded such accounts and revised its procedures with regard to its operating of these accounts.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 19, 2004